P, E, 2/5/02

FORM 6-K

02013890

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 5 February 2002 – 5 February 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b)...82-3004...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date 5 February 2002 By..

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 01 FEBRUARY 2002

Document Title	Date	Entity Requiring Item
Annual Report and Accounts for the Year ended 31 December 2001	5 February 2002	London and New York Stock Exchanges

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Final Results
Released	07:00 5 Feb 2002
RNS Number	9688Q

ENTERPRISE OIL AUDITED RESULTS FOR THE YEAR 31 DECEMBER 2001

Enterprise Oil today announced its results for the year ended 31 December 2001 and its new strategy.

Results

The main points of the results are:

- Post-tax profit of £297 million, excluding an exceptional item;
- Reserves replacement of 160 per cent excluding acquisitions – net reserves stand at 1.49 billion barrels of oil equivalent;
- Progress on operated projects in Ireland, Brazil and the US Gulf of Mexico;
- Expansion of output from the group's Italian assets;
- Plans for the development of further upside from existing assets such as Pierce and Valhall;
- Drilling success in the UK, Norway, Brazil, and the US Gulf of Mexico;
- Full year dividend of 8.5 pence as against 8.0 pence in 2000.

Strategy

New chief executive Sam Laidlaw also outlined his strategy for the group going forward. Having completed his strategic review, he announced that in order to move the business forward and create consistent value for investors, several actions were being progressed. The company is seeking to:

- Create a much stronger culture of performance, setting challenging but achievable targets;
- Re-balance its reserves growth model, maintaining a focused high impact exploration programme at lower cost supplemented with exploitation, field rehabilitation projects and targeted acquisitions;
- Maximise the value of its existing portfolio by extracting the upside, whether technical or commercial, from its high quality assets;
- Reshape the portfolio moving forward: increase the presence in low-cost areas, leverage the exposure to gas, and balance the spread of risk and return across the business;
- Restructure the organisation along more entrepreneurial lines - move key skills closer to the opportunities, and strengthen accountabilities;
- Deliver, so that the company's current performance and future potential translate over time into improved equity ratings and total shareholder returns.

Action, not words

Mr Laidlaw also announced today that the group had already taken several steps to take the business forward. These include:

- The purchase of Odebrecht's Brazilian E&P assets for $153 million, bringing Enterprise's stake in Enterprise's key operated asset Bijupira-Salema up to 80 per cent and adding three blocks to the group's exploration portfolio in the country;
- The acquisition of CNRI's interest in the Pierce field to increase Enterprise's equity in this important operated UK North Sea asset to 92.52 per cent. The group also announced plans for a redevelopment of the field utilising water injection to significantly increase recovery rates;
- The acquisition of further shares in KMOC to bring the group's interest in the company, subject to certain pre-emptive rights, up to 46.1 per cent;
- A gas marketing alliance with Innogy plc covering North West Europe.

Commenting on today's announcement, Sir Graham Hearne, Chairman, said: "On the financial front Enterprise delivered a strong performance in 2001, recording the second largest post-tax profits in our history. And on the operational front we were able to make progress on all our operated developments. Accordingly, I see a very promising future for Enterprise as an independent. We must set ourselves challenging targets and demonstrate to investors that we can deliver against those targets, and that our particular skills and assets can add value right across the portfolio. I am confident that Sam Laidlaw and his team are equal to the task."

Sam Laidlaw, Chief Executive, added: "I have no doubt that I have inherited a portfolio containing high quality assets, significant exploration potential and good people, and I have every confidence that Enterprise can generate a competitive total shareholder return in a tough marketplace. It is my clear intention that Enterprise will provide a faster growth prospectus than the integrated oil majors, and will do so by remaining a pure E&P player. Our emphasis will be to deliver growth in value terms, not just production volumes. And we are committed to delivering results, which will be reflected in the performance-driven culture within Enterprise that I have begun to establish."

A copy of the Stock Exchange Announcement is attached.

Ends.

Enquiries:

Sam Laidlaw, Chief Executive	+44 (0)20 7925 4199
Andrew Shilston, Finance Director	+44 (0)20 7925 4476
Patrick d'Ancona, Head of Public Relations	+44 (0)20 7925 4160
Peter Reilly, Head of Investor Relations	+44 (0)20 7925 4229

ENTERPRISE OIL plc

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

	2001	2000 (restated)
	£m	£m
Turnover	1,390.2	1,841.2
Profit before tax excluding an exceptional item*	700.7	1,099.5
Profit after tax excluding an exceptional	297.4	447.6

item*

Basic earnings per share	57.7p	82.0p
Adjusted basic earnings per share*	62.5p	90.2p
Dividends per share	8.5p	8.0p
Average production (boepd)	242,796#	280,563
Average realised oil price per bbl	£16.63	£19.05
	($23.95)	($28.88)
Cost of sales per boe produced*	£6.27	£5.85

*excluding an exceptional charge in 2001 for operating costs of £32.9m (£23.0m after tax) relating to litigation concerning third party claims in respect of the termination of a rig hire contract by a company acting on behalf of Enterprise and other

co-venturers and in 2000 for depreciation of £40.2m arising from a reduction in the estimated reserves of the Garden Banks 161 field in the US Gulf of Mexico.

including an indirect contribution of 3,962 bopd attributable to the company's share in KMOC

Note: amounts for 2000 have been restated to reflect the adoption of FRS 19 'Deferred Tax' (see note 1 to the accounts)

Enterprise Oil Preliminary Results Announcement

Tuesday, 5 February 2002

Chairman's Statement

2001 proved to be an important year for the company, though understandably somewhat dominated by events during the closing months of the year.

On the financial front Enterprise delivered a strong performance, recording post-tax profits of £297 million (excluding an exceptional item), the second highest in our history. This was achieved against a declining oil price in the second half such that the realised oil price for 2001 was £16.63, 13 per cent below the prior year. On the operational front we were able to make progress on all our operated developments as well as focus much attention on extracting the upside from our existing fields. Reserves replacement, at 160 per cent, underlined the quality of our asset base and demonstrated the group's ability to replenish its resources.

But with the events of 11 September contributing to concerns over the health of the world's economies and leading inevitably to volatility in the oil price, the need to establish a portfolio which can ride the price cycle and consistently deliver superior total shareholder returns was re-inforced as a clear priority. That is why I and the rest of the board were delighted to announce in October 2001 the appointment of Sam Laidlaw as Chief Executive. Sam brings valuable experience and vigorous leadership capable of growing the business over the years ahead.

I see a very promising future for Enterprise as an independent – a conviction shared passionately by Sam Laidlaw. Independents represent diversity and they have made, and continue to make, distinctive contributions in such areas as the North Sea. But there is clearly work to be done in altering sentiment towards ourselves and our sector and that can only be done by setting ourselves challenging targets and demonstrating to investors that we can deliver against those targets, and that our particular skills and assets can add value right across the portfolio. I am confident that Sam Laidlaw and his team are equal to the task.

In January the board confirmed that it had received an unsolicited approach from a third party regarding a possible offer for the company, which had been rejected, because it wholly failed to deliver to shareholders the inherent value of the company. I and the rest of the board continue to have full regard to our responsibilities to shareholders in dealing with any such approach.

We propose to pay a final dividend for 2001 of 5.35 pence, making a full year dividend of 8.5 pence compared to 8.0 pence in 2000. The record date will be 15 February and payment will be on 31 May.

In closing, I would like to thank the management and staff for their continuing commitment to the company.

Sir Graham Hearne

Chairman

4 February, 2002

Chief Executive's Review

Strategic Overview

These results are my first as Chief Executive since taking on the role in November. I am delighted to be leading Enterprise into what I regard as the next phase in its development. I believe passionately in the role independent E&P companies have to play within our industry and have every confidence that Enterprise can generate a competitive total shareholder return in a tough marketplace. I want to deliver this by building a world class E&P company.

It is my clear intention that Enterprise will provide a faster growth prospectus than the integrated oil majors, and will do so by remaining a pure E&P player. Our emphasis will be to deliver growth in value terms, not just production volumes. And we are committed to delivering results, which will be reflected in the new performance-driven culture within Enterprise that I have begun to establish.

This culture will embrace not only investment decisions, and the speed and purpose with which we will pursue them, but also their execution. Accountabilities have already been strengthened, and the focus placed firmly on action, not words.

I have completed a strategic review of the company and I have no doubt that I have inherited a portfolio containing high quality assets, significant exploration potential, and good people. However, I also feel that to move the business forward and create consistent value for investors we need to take several actions, which are already being progressed:

- Create a much stronger culture of performance, setting challenging but achievable targets;
- Re-balance our reserves growth model, maintaining a focused high impact exploration programme at lower cost, supplemented with exploitation, field rehabilitation projects and targeted acquisitions;
- Maximise the value of our existing portfolio by extracting the upside, whether technical or commercial, from our high quality assets;
- Reshape the portfolio moving forward: increase the presence in low cost areas, leverage the exposure to gas, and balance the spread of risk and return across the business;
- Restructure the organisation along more entrepreneurial lines and maximise our cost efficiency – we have people with great skills. We will move those skills closer to the opportunities, and strengthen accountabilities;
- Deliver, so that the company's current performance and future potential translate over time into improved equity ratings and total shareholder returns.

We have already taken steps to take the business forward. Today we have announced the completion of three significant transactions, increasing our equity in key operated assets Pierce and Bijupira-Salema and adding to our stake in KMOC in Russia. In addition we have agreed a gas marketing alliance covering North West Europe with Innogy plc.

Delivering value for our shareholders is our central goal. And we will pursue value in a variety of ways: through unlocking existing value within the portfolio; seeking growth in new areas; executing our plans against our targets; and ultimately providing returns to shareholders.

In measuring our performance against this strategy I believe we must be both rigorous and realistic, whilst maintaining our ambition. Following the strategic review, our targets are:

- a return on capital of 13 per cent at $18 per barrel by 2004;
- growth in cashflow per share through the cycle of 7 per cent per annum; and
- growth in reserves per share through the cycle of 7 per cent per annum.

The combination of these targets is designed to recognise not only our organic performance but also the short term growth and returns trade-offs which we have to make in evaluating acquisitions with different return profiles. We will assess acquisitions primarily on their contribution to our desired balance of risk and reward, and their ability to deliver returns over time significantly above our cost of capital.

As to production growth, whilst there is further work to be done, the outlook is encouraging. We have turned a corner and the existing asset base should deliver a growth rate of 7 per cent per annum over the 2001 output in the medium term. We would expect production growth over the next three years to be concentrated in the second and third years.

I believe successful performance against these metrics provides an attractive value proposition, distinctive from that of the majors.

2001 Operational Review

In moving the business forward, we are starting from solid foundations. The group has again delivered a sound financial performance, recording post-tax profits of £297 million#. The group achieved a realised oil price for 2001 of £16.63 ($23.95), and ended the year with a strong balance sheet and a debt/capitalisation ratio of 40 per cent. On the operational front, production in 2001 averaged 242,796* barrels of oil equivalent per day (boepd).

2001 has seen the group continue to enhance what I regard as key positions and pivotal skills for its future by:

- progressing Enterprise-led projects in Ireland, Brazil and the US and, in doing so, growing our operational capabilities, engineering skills and regional presence;
- strengthening our core UK portfolio through the purchase of Petrobras UK's assets;
- realising the potential of our presence in Italy with the start of expansion of output from the Val d'Agri assets; and
- continuing to deliver a strong financial performance whilst maintaining our financial firepower.

excluding an exceptional charge for operating costs of £32.9m (£23.0m after tax) relating to litigation concerning third party claims in respect of the termination of a rig hire contract by a company acting on behalf of Enterprise and other co-venturers

*including an indirect contribution of 3,962 bopd attributable to the group's share in KMOC

Through exploration and appraisal drilling and continually improving technical understanding of our fields we achieved an impressive reserve replacement ratio of 160 per cent on a proven and probable basis, and 195 per cent on a proved basis (as used for US GAAP purposes). The two major contributors to this growth were the Pierce field in the UK and the Skarv field in Norway where appraisal drilling has proved up additional reserves. On Pierce, the group has recently concluded an assessment of a field redevelopment based on water injection to significantly enhance recoveries from the field, resulting in significant additional reserve bookings. A project team is in place to implement this development plan with the start of water injection under the new scheme scheduled for 2004.

Appraisal drilling on the Llano discovery in the US confirmed reserves, while on the Howe discovery in the UK near our operated Nelson field a new well has given us encouragement to plan the development of this small but potentially valuable tie-back. Reserve additions from exploration extensions and discoveries totalled 50.9 mmboe, while reserve revisions to previous estimates totalled 88.7 mmboe. Our annual average finding cost was £1.16 per boe whilst on a rolling three-year basis, a more common measure, it was 82 pence per boe.

Our exploration record in 2001 was not up to the standard to which we aspire and against which we have historically delivered. We are reshaping the function and have implemented new processes to ensure that we drill our best prospects, manage our exposure to deliver maximum returns, and focus our expenditure on the wells themselves. As to meeting our production targets, we are also sharpening our production forecasting techniques and will continue to increase the concentration of resources on the timely delivery of our projects.

Reserves and Production

At 31 December 2001 reserves stood at 1,487 million boe as against 1,412 million boe twelve months earlier.

Key additions to the reserve base came from Pierce in the UK, the Skarv area in Norway, Llano in the US Gulf of Mexico and Bijupira-Salema in Brazil.

Production averaged 242,796 boepd in 2001, including an indirect contribution of 3,962 bopd from the group's interest in KMOC, compared with 280,563 the previous year. As indicated in September's interim results, output was impacted on several fields by a combination of both operational issues and natural decline in production levels on certain maturing assets, principally Jotun. However, much of this is deferred, rather than lost, production, and technical difficulties on both Pierce and Nelson were successfully resolved during the year. In addition, the Jotun owners have recently agreed to resume development drilling on the field to arrest further production decline.

There were several new contributors to the group's worldwide output in 2001. In the UK, the Skene gas field (Enterprise 15.9 per cent), a satellite to Beryl, produced first gas in December reaching rates of 120 million cubic feet of gas per day. Skene is expected to produce up to 165 mmscfd plus 23,000 barrels per day of associated liquids by April 2002, netting the group 8,200 boepd. September saw first oil from the East Foinaven field (Enterprise, 10 per cent), which was acquired in the Petrobras UK purchase, at initial rates of 20,000 bopd, providing the group with its first long-term production from the Atlantic Margin. In Italy, production from the Val d'Agri oil centre (Enterprise, 29 per cent) reached levels of up to 54,000 boepd by December.

Developments

The group continued to enhance its operating capabilities as progress was made on its Corrib project in Ireland, and Bijupira-Salema in Brazil, with both achieving project sanction in 2001. The group currently has interests in eight field developments, seven fields where conceptual development studies are underway and several other potentially commercial projects. Capital investment in field developments during 2002 is anticipated to be around £575 million (including the additional interest recently acquired in Bijupira-Salema but excluding capitalised interest).

On Corrib, the co-venturers completed the drilling and testing of the fifth appraisal/development well. Enterprise has also agreed key terms with the trading arm of Bord Gáis Éireann for sales of approximately 60 per cent of its share of Corrib gas, and has received planning permission from Mayo County Council for the onshore gas processing plant in Bellanaboy. The planning permission is subject to an appeal which will be heard by An Bord Pleanala, the Irish Planning Appeals Board in February 2002. All major contracts have been awarded for the project, and first gas is now scheduled for the beginning of 2004.

The Bijupira-Salema project has also made significant progress. Development drilling commenced in September, and FPSO conversion work on the ULCC Sahara in Singapore and process facilities fabrication in the US and Brazil are underway. The project is now some 30 per cent complete and on schedule to deliver first production in mid 2003.

In the UK in November, the Clair field received government approval of Phase 1 of the development which is anticipated to recover around 270 million barrels of oil. It is expected that this will lead to further phases of field development to unlock Clair's potentially extensive recoverable reserves from the more than 4 billion barrels of oil in place. Also in the UK, the Maclure field was sanctioned for development via a sub-sea tie-back to the nearby Gryphon FPSO, with first oil expected in July 2002. Two other small developments, Alba Extreme South and Caledonia, saw project approval in 2001 and are expected to deliver production in late 2002.

In Norway the Valhall flank development received government approval in November. The project comprises two wellhead platforms on the northern and southern flanks of the field, with the southern expected to start producing in the first quarter of 2003 and the northern in the third quarter of 2004. Progress continues on the water flood project, with first injection anticipated in early 2003.

In Italy, work continues to complete the second phase of the development of the group's assets in the Val d'Agri, enabling production to rise to over 73,000 boepd by late 2002. It is aimed to achieve approval for the phase three production facilities early in 2002, as the Cerro Falcone development gains momentum.

In the US Gulf of Mexico, the Boomvang field will achieve first production in the second quarter of 2002. The field will produce peak rates of around 30,000 bopd and 160 mmscfd through a spar platform. A development drilling programme was successfully concluded in mid 2001.

Exploration and Appraisal

In the UK, appraisals of West Wick and Howe were completed and the Howe discovery is being actively considered for early production across the nearby Nelson facilities. In Norway, the recently completed Skarv appraisal well penetrated a full oil bearing section of the Garn reservoir, testing at rates of 5,900 bopd. Together with the results from earlier wells, this successful appraisal strengthened the potential for the development of the field and concepts are currently under evaluation. The Svale appraisal well confirmed the potential of that discovery, made in 2000. Further prospects in the region will be drilled to determine the possibility of tying-in discoveries to the nearby Norne field or pursuing a stand-alone development if warranted. The first of these wells was spudded in December 2001 and is currently drilling.

The remote Goliat find in the Barents Sea was also successfully appraised, confirming additional reserves, though a development plan has yet to be progressed by the operator. In preparation for the 17th Round in Norway in April 2002, Enterprise has entered several areas of mutual interest agreements (AMIs) with major companies on the Norwegian Continental Shelf, most notably with Statoil and Shell in the deep-waters of the Norwegian Sea.

A small discovery, Stine, was made in Denmark and was sold to Paladin Resources plc as part of the sale of our non-core assets in that country.

In the US Gulf of Mexico in November, Enterprise successfully completed its first well on the Llano field as operator. Two high-quality hydrocarbon-bearing reservoirs were encountered, and the well has been suspended for possible future production. A review of development concepts is nearing completion with the aim of achieving project sanction by mid 2002. Drilling work continues on the Deep Mensa farm-in exploration well and results are anticipated shortly.

In Brazil, the group had early exploration success with its first well in Block BC2 in 2001 in the Campos Basin, which led to the Curio discovery. A further exploration well will be drilled close to the Curio find in early 2002.

The Demetra well in Greece continues to drill with results expected shortly.

The group's most extensive seismic survey to date, comprising 2,282 square kilometres of data, was completed in late 2001 in Morocco on the Cap Draa Haute Mer permit, and a well is planned there in 2003 or 2004.

Portfolio Management

The group's purchase of Petrobras UK's portfolio in August for $157 million emphasised its position as an active participant in the industry's North Sea consolidation. This portfolio included equities in a number of potentially commercial discoveries close to existing infrastructure in which Enterprise has an interest, as well as stakes in several producing fields. The company agreed to sell the non-core Petrobras gas assets to Consort Resources in December, with the sale of interests in Anglia and Johnston completed in February 2002.

The company has recently acquired, subject to co-venturer and government approval, an additional 15.6 per cent equity in Pierce. In exchange for Enterprise's 29.7 per cent interest in the Banff field, plus £23 million cash, the company will receive CNRI's equity in Pierce, and its interest will now stand at 92.52 per cent in this important operated field, following this transaction and its purchase last year of Petrobras UK. The exchange will add 19.6 mmboe in reserves to Enterprise.

In April the group was awarded its first operatorship in Norway and achieved its best result to date in a Norwegian licensing round, with awards of interests in three licences. In August the group disposed of its non-core interests in Denmark through a sale to Paladin Resources.

The company added 10 blocks in the Boomvang area in the US Gulf of Mexico lease sales in August, developing the group's regional position. In addition, Enterprise has recently agreed to farm-in to the Tahiti prospect operated by ChevronTexaco where drilling has already commenced.

In Brazil, the group has this month agreed to purchase, subject to co-venturers' rights, Odebrecht Oleo e Gas Limitada, the company holding Odebrecht's exploration and production assets for a gross consideration of $153 million. This will increase Enterprise's equity in the Bijupuira-Salema development to 80 per cent. It will also provide the group with further access to exploration acreage in three blocks in the Campos and Santos Basins. In addition, the group saw success in the 3rd ANP Licensing Round in which it was awarded four deepwater blocks, one as operator. Two blocks are in the Santos Basin, one in the Campos Basin and one in the Espirito Santo Basin.

The group added to its Moroccan portfolio in March 2001 when it acquired an interest in the Azilah Ouezzane and Tissa onshore reconnaissance permits, covering a combined area of 12,800 square kilometres.

In Russia, the group recently increased its interest in Khanty Mansiysk Oil Corporation (KMOC) from 27 to 46.1 per cent of undiluted equity as the result of several transactions, subject to certain pre-emptive rights. KMOC increased production by 40 per cent in 2001 to an average of 14,517 bopd. Due to KMOC's status as an associate company, Enterprise booked indirect production of 3,962 bopd for 2001 and reserves at year end of 166 million boe.

In Iran, Enterprise has successfully drilled and tested the first two wells of a three well appraisal programme on the South Pars 6, 7 & 8 project. Enterprise's share of the cost of these wells is estimated at $10 million and its maximum financial commitment to the project, including the cost of the three wells, is limited to $15 million. Enterprise, together with a major international operator, has recently presented a technical and commercial evaluation of the project to the Pars Oil and Gas Company, the National Iranian Oil Company subsidiary responsible for the South Pars Area. The future of the project depends on the satisfactory resolution of certain technical and commercial issues to be discussed with NIOC over the next two months.

In early February the group came to an agreement with Innogy plc for a natural gas market alliance in North West Europe, which over an initial three-year period will see Innogy purchase the majority of the group's uncommitted sales gas from its UK, Irish and Norwegian operations at market prices. The agreement will allow the two parties to utilise their respective strong positions in the upstream and downstream gas markets to create further shared value. First deliveries will commence from the UK later this year.

***

In summary, it is my belief that Enterprise can deliver sustained superior shareholder returns and offer faster growth than the majors. We must pursue growth in value, not volume. By focusing on the advantages of being a pure upstream company, and exploiting our skills in niche areas, Enterprise can become the world's leading E&P value creator. 2002 will be a busy year for the group as we implement our new strategy and I look forward to reporting on progress in September.

Sam Laidlaw

Chief Executive

4 February 2002

Financial Review

	2001	2000 (Restated – see below)
	£m	£m
Turnover	1,390	1,841
Operating profit excluding exceptional item*	694	1,137
Profit before tax excluding exceptional item*	701	1,100
Profit after tax excluding exceptional item*	297	448
Operating cash flow	1,157	1,445
Operating cash flow after tax and finance costs	524	1,051
Average oil price	£16.63	£19.05

*An exceptional item is included in the results for each year (see note 3 to the accounts).

The group's financial performance reflects the effects of both lower realised oil prices and production in 2001. Turnover decreased by £451.0 million to £1,390.2 million, and profit before tax, excluding exceptional items, by £399.1 million to £700.7 million. The group made a profit after tax of £297.4 million in 2001 compared with £447.6 million in 2000 excluding exceptional items. Adjusted basic earnings per share was 62.5 pence compared with 90.2 pence in 2000 excluding exceptional items. Basic earnings per share was 57.7 pence compared with 82.0 pence in 2000 including exceptional items.

The results in 2001 include a pre tax exceptional charge of £32.9 million relating to litigation concerning third party claims in respect of the termination of a rig hire contract by a company acting on behalf of the group and other co-venturers. This results in a £9.9 million reduction in the UK corporation tax charge.

The results in 2000 included an exceptional charge of £40.2 million in respect of accelerated depreciation arising from a downward revision in reserves of the Garden Banks 161 field in the US Gulf of Mexico. There was no related taxation.

Production in 2001 declined to 242,796 barrels of oil equivalent per day (boepd), a decrease of 13 per cent compared with 2000.

Cost of sales per barrel was £6.27 in 2001 an increase of 42 pence per barrel compared with 2000 excluding exceptional items.

The Return on Average Capital Employed (RoACE) was 20.4 per cent in 2001 compared with 37.6 per cent in 2000 excluding exceptional items.

In 2001, the group generated operating cash flow after tax and finance costs of £524.3 million compared with £1,050.8 million in 2000. Net debt was £827.4 million at the end of 2001 compared with £431.2 million at the end of 2000. Gearing was 67 per cent at the end of 2001 compared with 39 per cent at the end of 2000, as restated (see below).

Restatement of prior periods

In December 2000 the Accounting Standards Board issued Financial Reporting Standard (FRS) 19 "Deferred Tax" which has been adopted by the group for the first time in 2001. The impact of this standard is a move from partial to full provisioning for deferred tax except for exemptions set out in the standard. The standard allows the optional use of discounting for the calculation of future provisions; the group has not used this option. The implementation of the standard has resulted in a prior year adjustment, which has decreased shareholders' funds and increased provisions of the group by £259.8 million at 1 January 2000. Comparatives have been restated and consequently reserves have decreased and provisions increased by a further £94.9 million at 31 December 2000, decreasing shareholders' funds and increasing provisions at that date by £354.7 million. The tax charge for the year ended 31 December 2000 has increased by £81.4 million (see note 1 to the accounts).

Turnover

Turnover for the year was £1,390.2 million, which represents a decrease of 24 per cent compared with 2000. Of this decrease 37 per cent was due to lower, sterling oil price realisations. The average realised oil price for the period was £16.63 ($23.95) per boe compared with £19.05 ($28.88) per boe for the same period last year. Direct production decreased by 15 per cent (or 41,732 boepd) in 2001. The decrease results from natural production declines of maturing fields, as well as, mechanical problems at the Nelson and Pierce fields in the UK and increased water production from the Jotun field in Norway.

Operating profit

Cost of sales was £580.7 million in 2001 compared with £641.1 million in 2000 including exceptional items. Excluding the exceptional items, cost of sales in 2001 decreased by nine per cent compared with 2000 from £600.9 million to £ 547.8 million.

On a per barrel basis, cost of sales was £6.27 per barrel in 2001 compared with £5.85 in 2000 excluding exceptional items. Depreciation per barrel has increased 12 pence during the year compared with 2000. Operating costs per barrel have increased by 36 pence reflecting the overall fixed cost level of the group's fields and maintenance work on several fields mainly in the UK, including Nelson, Miller and Pierce.

Exploration and appraisal spend for 2001 was £161.6 million (2000: £102.9 million). Exploration and appraisal costs written off as a percentage of expenditure were 65 per cent in 2001 (2000: 66 per cent). Administrative and selling expenses were £47.3 million (2000: £36.0 million) reflecting the increase in portfolio management and other corporate activities across the group.

The operating result for the period was a profit of £693.5 million compared with £1,136.5 in 2000 excluding exceptional items.

Profit before tax

Profit before tax was £700.7 million in 2001 compared with £1,099.5 million in 2000 excluding exceptional items.

Net interest and similar income was £6.1 million in 2001 compared with a net charge of £38.4 million in 2000. The change was caused by increased foreign exchange gains of £12.2 million, increased interest capitalisation of £26.1 million due mainly to increased development spend, and decreased interest expense resulting from lower debt levels.

Taxation

The tax charge for the period was £393.4 million, a decrease of £258.5 million compared with 2000. The UK petroleum revenue tax ("PRT") charge was £62.5 million (2000: £111.2 million). The provision for PRT is calculated for each discrete period, based on the average oil prices for those periods and the number of barrels produced for each PRT paying field. Consequently the lower average oil price and lower production on fields, such as Nelson, in 2001 compared with that in 2000 has resulted in a lower charge. UK corporation tax has decreased by £63.0 million to £92.9 million, reflecting the lower level of income in 2001. The overseas tax charge for the period has decreased by £146.8 million to £238.0 million. The lower level of overseas tax arises primarily from the lower earnings generated by Norway in 2001.

The effective tax rate in 2001 was approximately 58 per cent compared with 59 per cent in 2000 excluding exceptional items. The impact of the FRS 19 "Deferred Tax" restatement as a prior year adjustment was to increase the effective tax rate in 2000 by eight percentage points.

Profit after tax

Profit after tax was £274.4 million in 2001 compared with £407.4 million in 2000 including exceptional items. Excluding the exceptional items, profit after tax was £297.4 million in 2001 (2000: £447.6 million).

Return on Average Capital Employed

RoACE was 20.4 per cent for the period compared with 37.6 per cent in 2000.

	2001	2000
Return on average capital employed (RoACE) calculation	**£m**	£m
Profit after taxation excluding exceptional item*	**297.4**	447.6
Add back:		
Net interest	**(6.1)**	38.4
Depreciation of capitalised interest	**23.9**	29.3
	315.2	515.3
Average capital employed: shareholders' funds, add net debt, exclude capitalised interest	**1,546.7**	1,372.1
RoACE calculation	**20.4%**	37.6%

*An exceptional item is included in the results for each year (see note 3 to the accounts).

Capital expenditure

Capital expenditure including capitalised interest and acquisitions was £878.3 million (2000: £479.4 million). Exploration and appraisal expenditure, including new ventures and excluding acquisitions, was £161.6 million (2000: £102.9 million). This increase is primarily due to spend in the US Gulf of Mexico and Brazil. Production and development expenditure, including capitalised interest but excluding acquisitions, was £566.3 million (2000: £284.2 million). This increase is due to the development spend on a number of projects including Boomvang in the US Gulf of Mexico, Skarv in Norway, Bijupira-Salema in Brazil and Corrib in Ireland.

Exploration and appraisal expenditure, including new ventures, is expected to be £100 million in 2002. Production and development expenditure in 2002, excluding capitalised interest and acquisitions is expected to be approximately £575 million. This level of expenditure will give rise to a three year average spend of £443 million compared with a three year average of £344 million at the end of 2001. The development projects planned in 2002 include: the Corrib gas field in Ireland, the Bijupira-Salema field in Brazil and the Llano field in the US Gulf of Mexico.

Cash flow and financing

Operating cash flow after tax and finance costs was £524.3 million compared with £1,050.8 million in 2000. The decrease partially reflects the lower sterling oil price realisations and decreased production but also reflects significantly higher cash taxes paid, mainly in Norway. The second instalment of the Norwegian tax liability for 2000 was paid in 2001, representing the balance of the 2000 liability, based on high oil prices in the second half of 2000. The second instalment of the 1999 liability, paid in 2000, was based on much lower 1999 earnings in Norway.

Interest cover for finance costs was 8.0 times compared with 15.7 times for 2000.

Net cash payments on capital items, excluding acquisitions of £111.9 million in 2001 and £84.1 million in 2000, increased by 63 per cent compared with 2000 due to the higher level of development spend in 2001. Net debt at the end of 2001 was £827.4 million compared with £431.2 million at the end of 2000. Gearing (net debt:equity) was 67 per cent at the end of 2001 (2000: 39 per cent). The impact of the FRS 19 "Deferred Tax" restatement as a prior year adjustment was to increase gearing at the end of 2000 by nine percentage points.

The group had available funds, including committed facilities, of £648.5 million at 31 December 2001. The group's credit ratings from Standard and Poor's and Moody's are unchanged at BBB+ and Baa1, respectively.

During the year, with shareholders' authority, the Board implemented a share repurchase scheme under which 18.5 million ordinary shares of 25 pence each were purchased, and subsequently cancelled, for £100.8 million (including costs of £0.8 million). The nominal value of the cancelled shares was £4.6 million resulting in a premium of £95.4 million being returned to shareholders. The programme was completed in November 2001.

Consolidated Profit and Loss Account

For the year ended 31 December 2001

	Notes	2001 £m	2000 (Restated) £m
Turnover	2	1,390.2	1,841.2
Cost of sales	3	(580.7)	(641.1)
Gross profit		809.5	1,200.1
Exploration costs	6	(105.3)	(68.0)
Administrative and selling expenses		(47.3)	(36.0)
Group operating profit		656.9	1,096.1
Share of operating profit of associate		3.7	0.2
Total operating profit		660.6	1,096.3
Income from fixed asset investments		0.3	0.7
Gain on sales of oil and gas assets		0.8	0.7
Interest receivable and similar income		55.4	42.1
Interest payable and similar charges		(49.3)	(80.5)
Profit on ordinary activities before taxation		667.8	1,059.3
Tax on profit on ordinary activities	4	(393.4)	(651.9)
Profit on ordinary activities after taxation	10	274.4	407.4
Dividends - preference shares (non equity)	10	-	(6.0)
Dividends - ordinary shares	10	(39.6)	(38.9)
Preference share redemption costs		-	(1.8)
Retained profit for the financial year		234.8	360.7
Basic earnings per ordinary share	5	57.7p	82.0p
Diluted earnings per ordinary share	5	56.7p	81.1p

Adjusted basic earnings per ordinary share	5	62.5p	90.2p
Dividends per ordinary share		8.5p	8.0p

Turnover and operating profit in 2001 includes £8.4 million and £1.5 million respectively, relating to Petrobras UK Ltd which was acquired during the year (see note 11).

The results for 2001 include an exceptional charge in cost of sales of £32.9 million relating to litigation (see notes 3 and 13). This results in a £9.9 million reduction of the UK corporation tax charge.

The results for 2000 included an exceptional charge in cost of sales of £40.2 million relating to a ceiling test write-down (see note 3).

The results for 2000 have been restated to reflect the adoption of FRS 19 "Deferred Tax" (see note 1).

Consolidated Balance Sheet

As at 31 December 2001

	Notes	2001 £m	2000 (Restated) £m
Fixed assets			
Intangible assets	6	189.3	206.5
Tangible assets	7	2,715.6	2,232.8
Investments:			
Investment in associate		39.1	34.7
Other investments		71.3	51.3
Total investments		110.4	86.0
		3,015.3	2,525.3
Current assets			
Stocks		18.4	15.9
Debtors		273.7	252.9
Investments (liquid resources)		329.2	690.6
Cash at bank and in hand		94.9	142.7
		716.2	1,102.1
Creditors: amounts falling due within one year		(577.8)	(720.1)
Net current assets		138.4	382.0
Total assets less current liabilities		3,153.7	2,907.3
Creditors: amounts falling due after more than one year		(1,131.5)	(1,106.0)
Provisions for liabilities and charges	8	(779.2)	(703.2)
Net assets		1,243.0	1,098.1
Capital and reserves			
Called up share capital	10	120.2	124.7
Share premium account	10	105.7	103.0
Capital redemption reserve	10	196.3	191.7
Other reserves	10	179.7	179.7

Profit and loss account	10	641.1	499.0
Shareholders' funds		1,243.0	1,098.1

Consolidated Cash Flow Statement

For the year ended 31 December 2001

	Notes	2001 £m	2000 £m
Cash flow from operating activities	12 (i)	1,156.7	1,445.3
Returns on investments and servicing of finance	12 (ii)	(65.7)	(76.5)
Taxation	12 (ii)	(566.7)	(318.0)
Operating cash flow after tax and finance costs		524.3	1,050.8
Capital expenditure and financial investment:			
– capital expenditure (including asset acquisitions)	12 (ii)	(642.6)	(409.9)
– financial investment		(27.8)	(17.1)
Acquisitions and disposals	12 (ii)	(57.6)	(17.7)
Equity dividends paid		(39.2)	(37.1)
Cash (outflow) inflow before management of liquid resources and financing		(242.9)	569.0
Management of liquid resources	12 (ii)	368.0	(383.9)
Financing – issue of shares	12 (ii)	2.8	2.6
– decrease in debt	12 (ii)	(73.6)	(29.1)
– repurchase of ordinary share capital	12 (ii)	(100.8)	–
– redemption of preference shares		–	(89.7)
(Decrease) increase in cash in the year		(46.5)	68.9

Reconciliation of net cash flow to movement in net debt	Notes	2001 £m	2000 £m
(Decrease) increase in cash in the year		(46.5)	68.9
Cash outflow from movement in debt and lease financing		73.6	29.1
Cash (inflow) outflow from movement in liquid resources		(368.0)	383.9
Change in net debt resulting from cash flows	12 (iii)	(340.9)	481.9
Debt acquired with purchase of subsidiary	11	(31.3)	–
Translation differences	12 (iii)	(22.7)	(51.2)
Other movements	12 (iii)	(1.3)	(1.2)
Movement in net debt in the year		(396.2)	429.5
Net debt at 1 January	12 (iii)	(431.2)	(860.7)
Net debt at 31 December	12 (iii)	(827.4)	(431.2)

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2001

	Notes	2001 £m	2000 (Restated) £m
Profit on ordinary activities after taxation		274.4	407.4
Currency translation differences on overseas net investments	10	8.1	(8.9)
Total recognised gains and losses relating to the year		282.5	398.5
Prior year adjustment		(354.7)	-
Total recognised gains and losses since the last financial statements		(72.2)	398.5

The currency translation differences shown above are the net result of retranslation to sterling of overseas investments and certain foreign currency borrowings which provide a partial hedge against the impact of currency movements on those investments (see note 10).

The prior year adjustment and the restatement of amounts for 2000 reflect the adoption in 2001 of FRS 19 "Deferred Tax" (see note 1).

1. ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards. During the year the group adopted FRS 18 "Accounting Policies" and FRS 19 "Deferred Tax". This year the group has also adopted the disclosure requirements of FRS 17 "Retirement Benefits" as set out in the transition rules of this standard. There was no effect on the group's net assets and results for the year arising from the adoption of FRS 18 or from the partial adoption of FRS 17. The group's financial statements fall within the scope of the UK Oil Industry Accounting Committee's Statement of Recommended Practice (SORP), "Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities" and have been prepared in accordance with the provisions thereof except where explained the Group's Statement of Accounting Policies which is set out in the Group Annual Report and Accounts.

FRS 19 "Deferred Tax" affects the way the group accounts for deferred tax and has been adopted for the first time in 2001. In adopting FRS 19 the group has decided not to use the option of discounting, as allowed by the standard. FRS 19 requires the full, rather than partial, provision of future corporate tax liabilities deferred by timing differences except for exemptions set out in the standard. This has resulted in a prior year adjustment which has decreased shareholders' funds and increased provisions of the group by £259.8 million at 1 January 2000. Comparative amounts have been restated and consequently reserves have decreased and provisions increased by a further £94.9 million at 31 December 2000. The tax charge for the year ended 31 December 2000 has increased by £81.4 million.

2. TURNOVER BY LOCATION OF PRODUCTION

	UK	Norway	Italy	Gulf of Mexico	Total
2001	£m	£m	£m	£m	£m

Oil	663.5	525.5	29.3	7.9	1,226.2
Gas	80.1	30.5	4.7	5.4	120.7
Natural gas liquids	24.4	4.8	-	-	29.2
	768.0	560.8	34.0	13.3	1,376.1
Other operating income, including tariff income	10.9	1.4	(0.1)	1.9	14.1
	778.9	562.2	33.9	15.2	1,390.2

	UK	Norway	Italy	Gulf of Mexico	Total
2000	£m	£m	£m	£m	£m
Oil	927.3	700.3	25.1	21.7	1,674.4
Gas	83.3	17.8	2.1	8.5	111.7
Natural gas liquids	38.4	3.9	-	-	42.3
	1,049.0	722.0	27.2	30.2	1,828.4
Other operating income, including tariff income	9.6	1.4	-	1.8	12.8
	1,058.6	723.4	27.2	32.0	1,841.2

Other operating income also includes the net profit from crude oil trading and transportation. Gross sales and cost of sales related to these activities were £372.1 million and £368.8 million, respectively, in 2001 and £286.8 million and £286.7 million, respectively, in 2000.

3. COST OF SALES

	2001	2000
	£m	£m
Depreciation of development costs	284.8	362.7
Operating costs	278.6	253.5
Research and development	1.5	1.5
Royalties	15.8	23.4
	580.7	641.1

Operating costs in 2001 include an exceptional charge of £32.9 million, relating to litigation concerning third party claims in respect of the termination of a rig hire contract by a company acting on behalf of the group and other co-venturers. This results in a £9.9 million reduction of the UK corporation tax charge. Of the total charge, £17.7 million has been paid in 2001.

Depreciation of development costs in 2000 included an exceptional charge for depreciation of £40.2 million arising from a reduction in the estimated reserves of the Garden Banks 161 field in the US Gulf of Mexico (see note 7). There was no related taxation.

4. TAX ON PROFIT ON ORDINARY ACTIVITIES

	2001	2000 (Restated)
	£m	£m
UK petroleum revenue tax charge (credit):		
current	48.5	115.0
deferred	14.0	(3.8)
Norwegian petroleum tax charge (credit):		
current	43.0	0.4
deferred	(13.8)	40.0
UK corporation tax charge (credit):		
current at 30% (2000: 30%)	96.0	162.4

deferred	(3.1)	(6.5)
Overseas corporate tax charge (credit), principally Norwegian taxes:		
current	213.9	313.4
deferred	(5.2)	30.9
Share of associate's tax	0.1	0.1
	393.4	651.9

The UK corporation tax charge before and after double taxation relief, principally relating to Norwegian corporate taxes, is £187.7 million (2000: £339.2 million) and £96.0 million (2000: £162.4 million) respectively.

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based upon the profit attributable to ordinary shareholders for 2001 of £274.4 million (2000 restated: £399.6 million) and the adjusted weighted average of 475.8 million ordinary shares outstanding during the year (2000: 487.5 million ordinary shares). Profit attributable to ordinary shareholders in 2000 is arrived at by deducting preference share dividends together with the premium attributable to the redemption of the preference shares from profit on ordinary activities after taxation. The weighted average number of ordinary shares outstanding excludes 15.8 million shares (2000: 11.1 million) held by employee share schemes.

Diluted earnings per share differs from basic earnings per share in that the weighted average number of ordinary shares includes potential shares, being any financial instrument or right that may entitle its holder to ordinary shares, such as share options. The weighted average number of ordinary shares used to calculate diluted earnings per share is 484.2 million in 2001 (2000: 493.0 million). The total number of dilutive potential shares is 8.4 million (2000: 5.5 million), comprising 2.9 million (2000: 1.9 million) in respect of the Senior Executive Share Option Schemes, 5.0 million (2000: 3.1 million), in respect of the Long Term Performance Related Share Schemes and 0.5 million (2000: 0.5 million) in respect of the Savings Related Share Option Schemes.

Adjusted earnings per share differs from basic earnings per share in that the profit attributable to ordinary shareholders for 2001 and 2000 excludes exceptional items (see note 3). This measure, when compared to previous reporting periods, more accurately reflects the ongoing group performance.

6. INTANGIBLE FIXED ASSETS - EXPLORATION AND APPRAISAL EXPENDITURE

	At 1 January 2001	Acquisitions	Additions	Written-off	Transfers	Reduction in deferred consideration	Foreign exchange adjustments	At 31 December 2001
	£m	£m	£m	£m	£m	£m	£m	£m
Licence acquisitions	55.5	24.1	-	(18.9)	(23.2)	(17.5)	1.9	21.9
Exploration and appraisal	151.0	1.3	161.6	(86.4)	(63.3)	-	3.2	167.4
	206.5	25.4	161.6	(105.3)	(86.5)	(17.5)	5.1	189.3

7. TANGIBLE FIXED ASSETS

At Forei

		1 January 2001	Acquisitions	Additions	Disposals	Transfers	exchan adjustmen
		£m	£m	£m	£m	£m	£
Cost:							
Development costs	– fields in production	3,594.2	66.4	188.1	(77.1)	283.6	32
	– fields under development	431.5	49.0	324.0	1.2	(167.2)	14
	– fields awaiting development	195.4	–	54.2	–	(29.9)	(7
		4,221.1	115.4	566.3	(75.9)	86.5	39
Other fixed assets		83.7	–	9.6	(0.1)	–	0
		4,304.8	115.4	575.9	(76.0)	86.5	39
Depreciation:							
Development costs		(2,007.3)	–	(284.8)	47.2	–	(14.
Other fixed assets		(64.7)	–	(6.3)	0.1	–	(0.
		(2,072.0)	–	(291.1)	47.3	–	(14.
Net book value		2,232.8	115.4	284.8	(28.7)	86.5	24

Ceiling tests were conducted in accordance with Group Accounting Policies. Tests were performed on a basis other than in the case of shared facilities where groups of fields were considered.

The following assumptions were used in performing the ceiling tests:

	2001	
Oil price		
2002 Onwards	$20	
Foreign exchange rate	$1.5:£1	2001 $1.55:£1. There
Cost inflation per annum	–	
Discount rate (real)	10%	

In 2000 there was a deficiency totalling £40.2 million on the Garden Banks 161 field in the US Gulf o accordingly, accelerated depreciation was provided within cost of sales (see note 3).

8. PROVISIONS FOR LIABILITIES AND CHARGES

	Deferred corporation tax (Restated)	Deferred petroleum revenue tax	Deferred overseas corporate taxes (Restated)	Norwegian petroleum tax	Decommissioning	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2000 (as previously reported)	99.4	71.4	13.7	39.3	124.7	348.5
Prior year adjustment	69.2	–	285.5	–	–	354.7

At 31 December 2000 (as restated)	168.6	71.4	299.2	39.3	124.7	703.2
Charged (credited) to profit and loss account	(3.0)	14.0	19.0	(13.7)	–	16.3
Asset disposals	–	–	(0.2)	–	(0.7)	(0.9)
Acquisitions	(2.7)	(13.3)	–	–	37.2	21.2
Additions	–	–	–	–	23.3	23.3
Unwinding of discount	–	–	–	–	7.4	7.4
Foreign exchange adjustments	–	–	7.3	1.1	0.3	8.7
At 31 December 2001	162.9	72.1	325.3	26.7	192.2	779.2

9. SHARE REPURCHASE

During 2001 a share repurchase programme was undertaken and 18.5 million ordinary shares of 25 pence were repurchased and cancelled for a total of £100.8 million (including costs of £0.8 million). The nominal value of the shares cancelled was £4.6 million and repurchase prices ranged from 478.2 pence to 618.7 pence, resulting in a premium of £95.4 million being returned to shareholders.

10. SHAREHOLDERS' FUNDS

(i) Reconciliation of movements in shareholders' funds	2001 £m	2000 (Restated) £m
Profit for the financial year	274.4	407.4
Dividends	(39.6)	(44.9)
Redemption of preference shares	–	(89.7)
Share repurchase (see note 9)	(100.8)	–
Other recognised gains and losses relating to the year	8.1	4.7
New equity share capital subscribed	2.8	2.6
Net increase in shareholders' funds	144.9	280.1
Shareholders' funds at 1 January	1,098.1	818.0
Shareholders' funds at 31 December	1,243.0	1,098.1

(ii) Analysis of movements in share capital and reserves	Share capital £m	Share premium £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m
At 31 December 2000 (as previously reported)	124.7	103.0	191.7	179.7	853.7	1,452.8
Prior year adjustment	–	–	–	–	(354.7)	(354.7)
At 31 December 2000 (as restated)	124.7	103.0	191.7	179.7	499.0	1,098.1
Issues of new shares	0.1	2.7	–	–	–	2.8
Share repurchase (see note 9)	(4.6)	–	4.6	–	(100.8)	(100.8)
Profit for year	–	–	–	–	234.8	234.8

Currency translation differences	–	–	–	–	8.1	8.1
At 31 December 2001	120.2	105.7	196.3	179.7	641.1	1,243.0

The currency retranslation differences, on borrowings and preference shares that provide a partial hedge against overseas investments, transferred to reserves during the year amount to a loss of £22.9 million (2000: loss of £69.9 million). The tax effect of the currency translation differences is a credit of £5.8 million (2000: credit of £5.8 million).

11. ACQUISITIONS AND DISPOSALS

(i) Acquisition of Petrobras UK Limited

The group acquired Petrobras UK Limited (Petrobras UK) on 1 August 2001. This has been accounted for using the acquisition method of accounting. The North Sea assets acquired include eight potential developments, four of which are operated, as well as fields in production and exploration acreage. The purchase price was £87.7 million and has been allocated to the assets and liabilities acquired. Certain of Petrobras UK's southern North Sea assets held for resale were sold to Consort Resources Limited for £30.2 million in 2002.

The assets and liabilities of Petrobras UK and the fair value adjustments as at 1 August 2001 are set out below. The fair value adjustments have been determined on a provisional basis for the year ended 31 December 2001 due to the disposal of assets held for resale being completed in 2002.

		Fair value adjustments		
	Book value on acquisition	Accounting policy alignment	Revaluations	Fair value
	£m	£m	£m	£m
Intangible fixed assets	1.3	–	24.1	25.4
Tangible fixed assets	57.9	–	22.8	80.7
Assets held for sale	20.2	–	10.0	30.2
Current assets (excluding cash)	5.9	–	–	5.9
Cash at bank and in hand	6.2	–	–	6.2
Finance debt	(31.3)	–	–	(31.3)
Other creditor	(8.2)	–	–	(8.2)
Deferred taxation	–	2.7	13.3	16.0
Other provisions	(28.9)	–	(8.3)	(37.2)
Net assets acquired	23.1	2.7	61.9	87.7
Consideration				87.7

The consideration paid by the group for Petrobras UK was comprised of cash of £87.7 million. Reorganisation and restructuring costs associated with the acquisition were £0.3 million.

	2001
Impact on group operating profit	£m
Turnover	8.4
Cost of sales	(6.6)
Gross profit	1.8
Exploration costs	(0.3)
Administrative and selling expenses	–
Operating profit	1.5

(ii) Disposal of Enterprise Oil Denmark Limited

In September 2001 the group sold its wholly-owned subsidiary, Enterprise Oil Denmark Limited (EODL), to Paladin Resources plc for £23.9 million. EODL holds interests in the Siri oil field and nearby Stine discovery. The book value of the net assets disposed of was £23.9 million and the net proceeds received were £23.9 million resulting in no gain or loss.

12. CASH FLOW STATEMENT

	2001	2000
(i) Reconciliation of operating profit to operating cash flow	£m	£m
Operating profit	656.9	1,096.1
Depreciation charges	291.1	367.6
Exploration costs	105.3	68.0
Movements in stocks	(2.5)	(0.8)
Movements in operating debtors	(32.1)	(59.8)
Movements in operating current liabilities	138.0	(23.0)
Other deferrals and accruals of operating cash flows	–	(2.8)
Net cash inflow from operating activities	1,156.7	1,445.3
(ii) Analysis of cash flow captions		
Returns on investments and servicing of finance:		
Interest received and similar income	40.3	38.1
Interest paid	(105.8)	(108.3)
Interest element of finance lease rentals paid	(0.2)	(0.3)
Preference dividends paid	–	(6.0)
Net cash outflow for returns on investments and servicing of finance	(65.7)	(76.5)
Taxation:		
UK petroleum revenue tax	(79.3)	(112.9)
UK corporate taxes	(147.0)	(64.8)
Overseas tax	(340.4)	(140.3)
Net cash outflow for tax paid	(566.7)	(318.0)
Capital expenditure and financial investment:		
Development	(430.2)	(237.7)
Exploration and appraisal	(198.8)	(82.2)
Sale of licence interests	(4.3)	13.2
Purchase of licence interests	–	(96.2)
Purchase of other fixed assets	(9.3)	(7.0)
Net cash outflow for capital expenditure	(642.6)	(409.9)
Acquisitions and disposals:		
Investment in associates	–	(17.7)

Purchase of subsidiary	(87.7)	–
Cash acquired with subsidiary	6.2	–
Disposal of subsidiary	23.9	–
Net cash outflow from acquisitions and disposals	(57.6)	(17.7)
Management of liquid resources:		
Purchase of investments	(1,167.4)	(2,406.8)
Sales of investments	1,535.4	2,022.9
Net cash inflow (outflow) from management of liquid resources	368.0	(383.9)
Financing:		
Issue of ordinary share capital	2.8	2.6
Debt repaid	(134.5)	(13.3)
Revolving credit facility repaid	(4.5)	(45.0)
Revolving credit facility drawdown	34.5	30.5
Debt acquired with purchase of subsidiary	31.3	–
Debt issue costs	–	(1.0)
Capital element of finance lease rental payments	(0.4)	(0.3)
Repurchase of ordinary share capital	(100.8)	–
Redemption of preference shares	–	(89.7)
Net cash outflow from financing	(171.6)	(116.2)

(iii) Analysis of net debt	At 1 January 2001 £m	Acquisitions £m	Cash flow £m	Exchange movement £m	Other non-cash changes £m	At 31 December 2001 £m
Cash at bank and in hand	142.7	–	(41.3)	(6.5)	–	94.9
Overdrafts	(0.9)	–	(5.2)	–	–	(6.1)
	141.8	–	(46.5)	(6.5)	–	88.8
Current asset investments (liquid resources)	690.6	–	(368.0)	6.6	–	329.2
Debt due within one year	(157.7)	(31.3)	87.9	(3.6)	(8.9)	(113.6)
Debt due after one year	(1,101.3)	–	(14.7)	(19.2)	7.6	(1,127.6)
Finance leases	(4.6)	–	0.4	–	–	(4.2)
	(431.2)	(31.3)	(340.9)	(22.7)	(1.3)	(827.4)

13. CONTINGENCIES

Claims made by a third party in the English courts against a company acting on behalf of a joint venture including the group, and in the Texas courts against the group and its co-venturers, in respect of termination of a rig hire contract resulted in a £32.9 million exceptional charge in 2001 (see note 3). An insurance claim has been made but no amount has been recognised in the accounts.

14. STATUS OF FINANCIAL INFORMATION

The information contained herein does not constitute the company's statutory accounts for the years ended 31 December 2001 or 2000 but is derived from those accounts. Statutory accounts for 2000 have been delivered to the Registrar of Companies and those for 2001 will be delivered following the company's annual general meeting. The auditor has reported on those accounts; its reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

Proven and probable oil and gas reserves

Proven and probable oil and gas reserves	Crude oil (mmbbls)	Gas (bcf)	Gas (mmboe)	Total (mmboe)
Net proven and probable oil and gas reserves at 1 January 2001	1,045.7	2,125.6	366.5	1,412.2
Changes during year:				
Revisions of previous estimates	90.7	(12.0)	(2.1)	88.7
Purchase, exchange of reserves	27.3	15.7	2.7	30.0
Discoveries, extensions and other additions	39.7	64.9	11.2	50.9
Disposals, exchange of reserves	(7.2)	–	–	(7.2)
Production	(76.2)	(63.8)	(11.0)	(87.2)
Net proven and probable reserves at 31 December 2001	1,120.0	2,130.4	367.3	1,487.4
Of which:				
Fields in production	734.0	885.1	152.6	886.6
Fields under development	252.5	597.1	103.0	355.4
Fields awaiting development	133.6	648.1	111.7	245.4
	1,120.0	2,130.4	367.3	1,487.4

Crude oil includes natural gas liquids and condensate; "mmbbls" means million barrels; "mmboe" means million barrels of oil equivalent. Gas reserves are converted to barrels of oil equivalent at the rate of 5,800 cubic feet of gas per barrel.

Totals may differ from the sum of the components due to rounding effects.

Group share of associate reserves

	Undiluted equity (mmbbls)	Fully diluted equity (mmbbls)
Proven and probable oil reserves at 31 December 2001	242.6	165.8
Proved oil reserves at 31 December 2001	77.5	53.6

Proved oil reserves for the associate, KMOC, are from the volumetric reserve report by independent consultant Ryder Scott as of 31 December 2000, adjusted for movements during the year.

Group share of proved developed and proved undeveloped (US GAAP) reserves

Oil and gas reserve quantities recorded in accordance with US GAAP comprise proved developed and undeveloped reserves, rather than the definition of proven and probable reserves used by the group. The group's total proved developed and undeveloped reserves at 31 December 2001 were 1,010.1 million barrels of oil equivalent compared with 915.7 million barrels of oil equivalent at 31 December 2000.

END